Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Blount International, Inc.

 (Thousands of Dollars)

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006

EARNINGS:

Earnings Before Income Taxes	42,714	52,611	30,266	60,485	46,328	42,825

Interest Expense, Including Amortization of Debt Issuance Costs	9,782	25,636	24,707	27,094	33,066	35,782

Interest Portion of Fixed Rent (1)	357	715	426	433	387	495

Undistributed Earnings of Unconsolidated Subsidiaries	-	-	-	-	-	-

Earnings, as Adjusted	52,853	78,962	55,399	88,012	79,781	79,102

FIXED CHARGES:

Interest Expense, Including Amortization of Debt Issuance Costs	9,782	25,636	24,707	27,094	33,066	35,782

Capitalized Interest	89	135	292	213	403	303

Interest Portion of Fixed Rent (1)	357	715	426	433	387	495

Fixed Charges	10,288	26,486	25,425	27,740	33,856	36,580

Ratio of earnings to fixed charges	5.17	2.98	2.18	3.17	2.36	2.16

There were no dividends paid or accrued during the periods presented.

(1) The Company has included 20% of rent expense on operating leases.  Management believes that 20% represents an appropriate implied interest factor for the Company’s operating leases.